CONFLUENT, INC.

899 W. Evelyn Avenue

Mountain View, California 94041

June 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Senior Staff Accountant

RE:	Confluent, Inc.

Registration Statement on Form S-1

File No. 333-256693

Ladies and Gentlemen:

Confluent, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 23, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon C. Avina, Siana Lowrey and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jon C. Avina of Cooley LLP, counsel to the Registrant, at (650) 843-5307, or in his absence, Siana Lowrey at (415) 693-2150.

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Very truly yours,

CONFLUENT, INC.

By:	/s/ Steffan Tomlinson
Name:	Steffan Tomlinson
Title:	Chief Financial Officer

cc:	Melanie Vinson, Confluent, Inc.
Jon C. Avina, Cooley LLP
Siana Lowrey, Cooley LLP
Milson Yu, Cooley LLP
John Savva, Sullivan & Cromwell LLP
Sarah Payne, Sullivan & Cromwell LLP

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